CLEARLY CANADIAN ANNOUNCES SCHEDULE FOR THIRD QUARTER
EARNINGS RELEASE, WEB CAST AND CONFERENCE CALL

VANCOUVER, B.C., November 6, 2007 — CLEARLY CANADIAN (OTCBB: CCBEF) (the “Company”) is pleased to announce that it will release quarterly earnings at 4:05 p.m. ET Wednesday November 14, 2007 and subsequently hold a simulcast web cast and telephone conference call at 4:30 p.m. Management will discuss 2007 third quarter results and highlights as well as provide updates regarding ongoing initiatives.

Shareholders, brokers, analysts and all interested parties are invited to log on to www.clearly.ca to listen to the live broadcast or to hear the replay which will be archived on the site. The live phone call-in number is 800-949-8476.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993